Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Successor								Predecessor
	Year Ended December 31,						Eight Months Ended December 31,		Four Months Ended April 30,		Year Ended December 31,
	2013		2012		2011		2010		2010		2009
Earnings:
Income (loss) from continuing operations	$156,324		$395,766		$11,944		$85,406		$539,190		$(160,088)
Income tax expense (benefit)	47,601		(184,154)		(8,065)		11,177		112,648		2,902
Interest Expense	75,044		47,444		66,214		54,455		74,375		106,313
Loss on debt extinguishment, net	789		587		46,520		18,493		—		—
Estimated interest component of rental expense	3,298		3,126		3,178		1,959		923		3,082
Adjusted earnings	$283,056		$262,769		$119,791		$171,490		$727,136		$(47,791)

Fixed Charges:
Interest Expense	$75,044		$47,444		$66,214		$54,455		$74,375		$106,313
Estimated interest component of rental expense	3,298		3,126		3,178		1,959		923		3,082
Total fixed charges	$78,342		$50,570		$69,392		$56,414		$75,298		$109,395

Ratio of earnings to fixed charge	3.6	x	5.2	x	1.7	x	3.0	x	9.7	x	N/A

Excess (deficiency)	$204,714		$212,199		$50,399		$115,076		$651,838		$(157,186)